UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

TABLE OF CONTENTS

Item 1: Form 6-K dated May 31, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 31, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	May 30, 2016

Sub: Outcome of the Board Meeting:

i. Published Audited Financial Results of the Company for the financial year 2015-16

ii. Recommendation of Dividend

iii. Period of Book Closure

iv. Date of Annual General Meeting (AGM)

We hereby inform you that, the Directors have at their Board Meeting held today: -

i.	taken on record the Audited Financial Results of the Company for the financial year 2015-16. A copy of the Press Release, the Results and the Auditor’s Report are attached herewith.

ii.	recommended a dividend of Rs. 0.20 per ordinary share of Rs. 2/- each and a dividend of Rs. 0.30 per ‘A’ ordinary share of Rs. 2/- each for the financial year ended March 31, 2016, subject to the approval of the shareholders at the ensuing 71st AGM of the Company. The dividend, if approved by the shareholders at the ensuing AGM, will be paid on and from August 11, 2016.

iii.	In accordance with Regulation 42 of the Indian Listing Regulations and pursuant to Section 91 of the Companies Act, 2013, the Book Closure has been fixed as under: -

Type of Security	Book Closure		Purpose
1. Ordinary Shares – INE155A01022 2. ’A’ Ordinary Shares – IN9155A01020	From	To	Dividend for the financial year ended March 31, 2016
	Wednesday, July 20, 2016	Tuesday, August 9, 2016
(both days inclusive)

iv.	decided that the AGM of the Company would be held on Tuesday, August 9, 2016 at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai – 400 020.

These results are also being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

Consolidated Net Revenue grows to Rs. 2,75,561 crores in FY 2015-16

Consolidated PAT stood at Rs. 11,024 crores in FY 2015-16

Consolidated Financial Results for the Quarter and Year ended March 31, 2016

For the quarter ended March 31, 2016, Tata Motors reported consolidated revenues (net of excise) of Rs. 80,684 crores as against Rs. 67,778 crores for the corresponding quarter last year. This broadly reflects: -

➢	In Jaguar Land Rover business-Strong sales in all the regions- UK, Europe, North America, China and other Overseas markets, and
➢	In Standalone business-Continued robust volume growth in M&HCV segment and start of volume growth in the LCV segment

Consolidated Profit before tax (before exceptional item) for the quarter was Rs. 5,957 crores, against Rs. 2,932 crores for the corresponding quarter last year broadly due to -

Stronger operating performance in both standalone as well as Jaguar Land Rover business and lower net finance expenses partly offset by higher depreciation and amortization expenses, adverse revaluation of EUR payables and one time reserves and charges of Rs. 1,580 crores (£166 million) for the industry-wide recall in the United States of potentially faulty airbags supplied by Takata, doubtful debts and previously capitalized investment in the Jaguar Land Rover business.

Further, exceptional items for the quarter includes further insurance and other recoveries of Rs. 555 crores on account of the vehicles damaged at Tianjin Port explosion in Jaguar Land Rover business.

Post the exceptional items, the Consolidated Profit before tax for the quarter was Rs. 6,561 crores, against Rs. 2,771 crores for the corresponding quarter last year.

Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the quarter was Rs. 5,177 crores, against the Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) of Rs. 1,717 crores for the corresponding quarter last year.

For the year ended March 31, 2016, the Consolidated revenue (net of excise) was Rs. 2,75,561 crores against Rs. 2,63,159 crores for the corresponding period last year. The Consolidated Profit before tax (before exceptional item) for the year ended March 31, 2016 was Rs. 16,100 crores against Rs. 21,887 crores for the corresponding period last year. Post the exceptional items, the Consolidated Profit before and after tax (post minority interest and profit / loss in respect of associate companies) for the year ended March 31, 2016 was Rs. 13,981 crores and Rs. 11,024 crores, as against Rs. 21,703 crores and Rs. 13,986 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Year ended March 31, 2016

During the quarter, M&HCV continued its growth trajectory with volume growth of 26.6% Y-o-Y during the quarter on the back of the continued replacement demand, initial fleet expansion demand, infrastructure spending and better profitability of the freight operators. LCV segment of the Company also started showing growth trend with a growth of 11.8% Y-o-Y during the quarter. Exports of the Commercial vehicles also grew 26.6% Y-o-Y during the quarter. The strong growth in the overall CV sales (including exports) of 19.5 % Y-o-Y during the quarter, along with ongoing cost reduction and other margin improvement initiatives, led to the improvement of 530 bps Y-o-Y in the EBITDA margin of the Company.

The sales (including exports) of commercial and passenger vehicles for the quarter ended March 31, 2016, stood at 144,507 units, representing a growth of 3.9%, as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended March 31, 2016 stood at Rs. 12,570 crores, as compared to Rs. 10,786 crores for the corresponding quarter last year. Operating profit (EBITDA) for the quarter stood at Rs. 1,022 crores with operating margin at 8.1%. Other Income for the quarter included profit on sale of investment in subsidiary companies of Rs. 330 crores and dividend from subsidiaries of Rs. 34 crores (no profit on sale of investments in subsidiary companies and dividend from subsidiaries of Rs. 15 crores in the corresponding quarter last year). Profit before and after tax for the quarter ended March 31, 2016 was Rs. 370 crores and Rs. 465 crores, respectively, against Loss before and after tax of Rs. 1,156 crores and Rs. 1,164 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for the year ended March 31, 2016, stood at Rs. 42,370 crores as compared to Rs. 36,302 crores in the corresponding period last year. Operating profit (EBITDA) for the year stood at Rs. 2,740 crores with operating margin at 6.5%. Profit before and after tax for the year ended March 31, 2016 was Rs. 150 crores and Rs. 234 crores, respectively, against the Loss before and after tax of Rs. 3,975 crores and Rs. 4,739 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive PLC – (figures as per IFRS)

Jaguar Land Rover wholesales and retails (both excluding China JV) for the quarter were 149,895 units and 146,446 units up 19.8% and 18.9% Y-o-Y, respectively. China JV wholesales and retails for the quarter were 12,532 units and 12,367 units.

Revenues for the quarter ended March 31, 2016 were £6,594 million, compared to £5,826 million for the corresponding quarter last year. Operating performance during the quarter was very strong with Operating profit i.e EBITDA (before one-time reserve and charges) of £1,069 million (margin at 16.2%) for the quarter, compared to £1,016 million for the corresponding quarter last year. Reported Operating profit for the quarter was £903 million after one-time reserve and charges of £166 million for the industry-wide recall in the U.S. of potentially faulty airbags supplied by Takata, doubtful debts and previously capitalized investment. Operating profit (before one- time reserve and charges) in the quarter reflects the overall higher wholesales, offset by less favourable market and model mix and unfavourable FX revaluation of mainly EUR payables. Profit before tax was £577 million (after an exceptional item of £58 million of further insurance recoveries in the quarter related to Tianjin) for the quarter ended March 31, 2016 compared to £396 million in the corresponding quarter last year driven by favourable overall revaluation of unrealised FX and commodity hedges and USD debt, lower net finance expenses as well as higher China JV profitability. Share of China JV profit in Q4 FY16 was £49 million.

Profit after Tax was £472 million for the quarter ended March 31, 2016 compared to Profit after tax of £302 million in the corresponding quarter last year.

Revenues for the year ended March 31, 2016 were £22,208 million, compared to £21,866 million in the corresponding period last year. Operating profit i.e EBITDA (before one-time reserve and charges) of £3,313 million (margin at 14.9%) for the year compared to £4,132 million in the corresponding period last year. Reported Operating profit was £3,147 million for the year after one-time reserve and charges in Q4FY16. Profit before tax for the year ended March 31, 2016 was £1,557 million (after a net exceptional charge of £157 million for the inventory impacted by the Tianjin Port explosion) compared to £2,614 million in the corresponding period last year. Profit after tax for the year was £1,312 million compared to £2,038 million in the corresponding period last year.

Tata Daewoo Commercial Vehicles Co. Ltd – (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 238 billion and recorded a net profit of KRW 8 billion in the quarter ended March 31, 2016. Net revenue and net profit for the year ended March 31, 2016 stood at KRW 880 billion and KRW 46 billion, respectively.

Tata Motors Finance Ltd

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, on a consolidated basis registered net revenue from operations of Rs. 887 crores and reported a Profit after tax of Rs. 207 crores for the quarter ended March 31, 2016. Net revenue from operations and Profit after tax for the year ended March 31, 2016 stood at Rs. 2,968 crores and Rs. 267 crores, respectively.

Dividend

Considering the overall performance and results, the Board of Directors recommended a dividend of Rs. 0.20 per Ordinary Share of Rs. 2/- each and Rs. 0.30 per ‘A’ Ordinary Shares of Rs. 2/- each for FY 2015-16 (previous year Rs. NIL per Ordinary share of Rs. 2 each and Rs. NIL per “A” Ordinary share of Rs. 2 each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

The Audited Financial Results for the financial year ended March 31, 2016, are enclosed

News Release – 2	May 30, 2016

Auditors Report (Consolidated)

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Consolidated Financial Results of TATA MOTORS LIMITED (“the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its jointly controlled entities and its share of the profit/(loss) of its associates for the year ended March 31, 2016 (“the Statement”), being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement, which is the responsibility of the Holding Company’s Management and approved by the Board of Directors, has been prepared on the basis of the related consolidated financial statements which are in accordance with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013, as applicable, and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Holding Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Holding Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	We did not audit the financial statements / financial information of thirteen subsidiaries included in the consolidated financial results, whose financial statements / financial information reflect total assets (net) of Rs. 75,780.71 crores as at March 31, 2016, total revenues of Rs. 2,31,743.47 crores for the year ended March 31, 2016, and total profit after tax (net) of Rs. 12,769.59 crores for the year ended March 31, 2016, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of profit after tax of Rs. 4.34 crores for the year ended March 31, 2016, as considered in the consolidated financial results, in respect of one associate, whose financial statements / financial information has not been audited by us. These financial statements / financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors referred to in paragraph 3 above, the Statement :

a.	includes the results of the entities included in Annexure I;

b.	is presented in accordance with the requirements of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015; and

c.	gives a true and fair view in conformity with the aforesaid Accounting Standards and other accounting principles generally accepted in India of the consolidated net profit and other financial information of the Group for the year ended March 31, 2016.

5.	Attention is invited to Note 5 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs. 3,702.60 crores (net of tax) for the year ended March 31, 2016, has been credited to “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results includes the unaudited financial statements / financial information of six subsidiaries and one jointly controlled entity, whose financial statements / financial information reflect total assets (net) of Rs. 983.89 crores as at March 31, 2016, total revenue of Rs. 2,211.67 crores for the year ended March 31, 2016 and total profit after tax (net) of Rs. 185.17 crores for the year ended March 31, 2016, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of profit after tax of Rs.11.19 crores for the year ended March 31, 2016, as considered in the consolidated financial results, in respect of two associates, based on their unaudited financial statements / financial information. Our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, jointly controlled entity and associates, is based solely on such unaudited financial statements / financial information furnished to us by the Management.

Our report is not qualified in respect of this matter

7.	The Statement includes the results for the Quarters ended March 31, 2016 and March 31, 2015 being the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the relevant financial year which were subjected to a limited review by us.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

B.P.SHROFF

Partner

(Membership No. 34382)

MUMBAI, May 30, 2016

ANNEXURE “I” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 4(a) under Independent Auditor’s Report of even date)

(A) DIRECT SUBSIDIARIES

1.	Concorde Motors (India) Limited
2.	TAL Manufacturing Solutions Limited
3.	Tata Motors European Technical Centre PLC
4.	Tata Motors Insurance Broking and Advisory Services Limited
5.	Tata Motors Finance Limited
6.	TML Holdings Pte. Limited
7.	TML Distribution Company Limited
8.	Tata Hispano Motors Carrocera S.A.
9.	Tata Hispano Motors Carrocerries Maghreb SA
10.	TML Drivelines Limited
11.	Trilix S.r.l.
12.	Tata Precision Industries Pte. Limited
13.	Tata Technologies Limited
14.	Tata Marcopolo Motors Limited

(B) INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

15.	Tata Daewoo Commercial Vehicle Company Limited
16.	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
17.	Tata Motors (Thailand) Limited
18.	Tata Motors (SA) (Proprietary) Limited
19.	PT Tata Motors Indonesia
20.	PT Tata Motors Distribusi Indonesia
21.	TMNL Motor Services Nigeria Limited (Incorporated w.e.f. September 2, 2015)
22.	Jaguar Land Rover Automotive Plc

ii) Subsidiaries of Jaguar Land Rover Automotive Plc

23.	Jaguar Land Rover Limited
24.	Jaguar Land Rover Austria GmbH
25.	Jaguar Land Rover Japan Limited
26.	JLR Nominee Company Limited
27.	Jaguar Land Rover Deutschland GmbH
28.	Jaguar Land Rover North America LLC
29.	Jaguar Land Rover Nederland BV
30.	Jaguar Land Rover Portugal—Veículos e Peças, Lda.
31.	Jaguar Land Rover Australia Pty Limited
32.	Jaguar Land Rover Italia Spa
33.	Jaguar Land Rover Korea Company Limited
34.	Jaguar Land Rover Automotive Trading (Shanghai) Company Limited
35.	Jaguar Land Rover Canada ULC
36.	Jaguar Land Rover France, SAS
37.	Jaguar Land Rover (South Africa) (Pty) Limited
38.	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA (Name changed from Jaguar e Land Rover Brasil Importacao e Comercia de Veiculos Ltda w.e.f. February 10, 2016)
39.	Limited Liability Company “Jaguar Land Rover” (Russia)
40.	Jaguar Land Rover (South Africa) Holdings Limited
41.	Jaguar Land Rover India Limited
42.	Jaguar Land Rover Espana SL
43.	Jaguar Land Rover Belux NV
44.	Jaguar Land Rover Holdings Limited

45.	Jaguar Cars South Africa (Pty) Limited
46.	The Jaguar Collection Limited
47.	Jaguar Cars Limited
48.	Land Rover Exports Limited
49.	Land Rover Ireland Limited

Land Rover Parts Limited (Dissolved & struck off with effect from July 14, 2015)

50.	The Daimler Motor Company Limited
51.	Daimler Transport Vehicles Limited
52.	S.S. Cars Limited
53.	The Lanchester Motor Company Limited
54.	Shanghai Jaguar Land Rover Automotive Services Company Limited
55.	Jaguar Land Rover Pension Trustees Limited
56.	JDHT Limited (Acquired by Jaguar Land Rover Limited on February 2, 2015)
57.	Silkplan Limited (Acquired by Jaguar Land Rover Limited on April 16, 2015)
58.	Jaguar Land Rover Slovakia s.r.o (Incorporated w.e.f. August 27, 2015)
59.	Jaguar Land Rover Singapore Pte. Ltd (Incorporated w.e.f. November 25, 2015)
60.	Jaguar Racing Limited (Incorporated w.e.f. February 2, 2016)
61.	InMotion Ventures Limited (Incorporated w.e.f. March 18, 2016)

(iii) Subsidiaries of Tata Technologies Ltd.

62.	Tata Technologies Inc.
63.	Tata Technologies (Canada) Inc.
64.	Tata Technologies de Mexico, S.A. de C.V.
65.	Tata Technologies Pte Limited
66.	Tata Technologies (Thailand) Limited
67.	Tata Technologies Europe Limited
68.	INCAT International Plc.
69.	INCAT GmbH
70.	Cambric Limited
71.	Tata Technologies SRL
72.	Cambric GmbH
73.	Cambric UK Limited
74.	Midwest Managed Services Inc.
75.	Cambric Manufacturing Technologies (Shanghai) Company Limited

(iv) Tata Motors Finance Ltd.

76.	Tata Motors Finance Solutions Limited (Converted from Pvt. Ltd. with effect from June 4, 2015)
77.	Sheba Properties Limited (Direct subsidiary of TML sold to TMFL on March 31, 2016)

(C) ASSOCIATES

1.	Jaguar Cars Finance Limited
2.	Automobile Corporation of Goa Limited
3.	Nita Company Limited
4.	Tata Hitachi Construction Machinery Company Private Limited
5.	Tata Precision Industries (India) Limited
6.	Tata AutoComp Systems Limited

(D) JOINT VENTURES

1.	Tata Cummins Private Limited
2.	Fiat India Automobiles Private Limited
3.	Chery Jaguar Land Rover Automotive Company Limited
4.	Chery Jaguar Land Rover Auto Sales Company Limited
5.	Spark44 (JV) Limited
6.	TATA HAL Technologies Limited

News Release – 3	May 30, 2016

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN – L28920MH1945PLC004520

(Rs. in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2016
Particulars				Quarter ended			Year ended March 31,
				March 31,	December 31,	March 31,
				2016	2015	2015	2016	2015
				Unaudited	Unaudited	Unaudited	Audited	Audited
1	Income from operations
	(a)	Sales/Income from operations		81,247.09	72,739.21	68,528.69	277,181.45	264,283.25
		Less : Excise duty		1,320.97	1,053.09	1,230.70	4,535.61	3,548.92
		Net Sales/Income from operations		79,926.12	71,686.12	67,297.99	272,645.84	260,734.33
	(b)	Other operating income		758.29	570.28	479.73	2,915.27	2,424.65
	Total income from operations (net)			80,684.41	72,256.40	67,777.72	275,561.11	263,158.98
2	Expenses
	(a)	Cost of materials consumed		43,592.24	38,250.74	38,151.25	152,445.39	149,956.54
	(b)	Purchase of products for sale		3,158.73	3,082.12	3,979.07	12,850.27	13,293.82
	(c)	Changes in inventories of finished goods,
		work-in-progress and products for sale		(258.64)	2,256.13	(1,611.87)	(2,876.62)	(3,330.35)
	(d)	Employee benefits expense		7,770.23	7,437.95	6,783.12	29,198.89	25,548.96
	(e)	Depreciation and amortisation expense		4,423.92	4,339.11	3,856.76	17,014.18	13,388.63
	(f)	Product development / Engineering expenses		1,073.50	856.52	811.99	3,480.43	2,875.17
	(g)	Other expenses (refer note 7)		18,163.19	15,356.46	15,223.60	60,424.95	50,980.37
	(h)	Amount capitalised		(4,202.01)	(4,363.47)	(3,997.74)	(16,718.43)	(15,404.18)
		Total expenses		73,721.16	67,215.56	63,196.18	255,819.06	237,308.96
3	Profit from operations before other income, finance costs and exceptional items (1 – 2)			6,963.25	5,040.84	4,581.54	19,742.05	25,850.02
4	Other income			248.63	180.62	245.17	981.72	898.74
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)			7,211.88	5,221.46	4,826.71	20,723.77	26,748.76
6	Finance costs			1,255.17	1,091.47	1,894.55	4,623.35	4,861.49
7	Profit from ordinary activities after finance costs but before exceptional items (5 – 6)			5,956.71	4,129.99	2,932.16	16,100.42	21,887.27
8	Exceptional items
	(a)	Exchange (gain)/loss (net) including on revaluation
		of foreign currency borrowings, deposits and loans		(71.22)	90.36	68.29	240.19	91.72
	(b)	Provision for costs associated with closure of operations
		and impairment of intangibles of a subsidiary		—	—	—	44.31	—
	(c)	Employee separation cost		22.35	(0.70)	92.86	32.72	92.99
	(d)	Impairment of capitalised fixed assets		—	163.94	—	163.94	—
	(e)	Others (refer note 6)		(555.49)	(299.30)	—	1,638.39	—
9	Profit from ordinary activities before tax (7 – 8)			6,561.07	4,175.69	2,771.01	13,980.87	21,702.56
10	Tax expense (net)			1,354.62	651.28	1,023.58	2,872.60	7,642.91
11	Net profit from ordinary activities after tax (9 – 10)			5,206.45	3,524.41	1,747.43	11,108.27	14,059.65
12	Extraordinary items (net of tax expenses Rs. Nil)			—	—	—	—	—
13	Net profit for the period (11 + 12)			5,206.45	3,524.41	1,747.43	11,108.27	14,059.65
14	Share of profit of associates (net)			8.89	3.55	2.95	21.34	13.42
15	Minority interest			(38.28)	(20.42)	(33.88)	(105.86)	(86.78)
16	Net profit after taxes, minority interest and share of profit of associates (13 + 14 + 15)			5,177.06	3,507.54	1,716.50	11,023.75	13,986.29
17	Paid-up equity share capital (face value of Rs. 2 each)			679.18	679.18	643.78	679.18	643.78
18	Reserves excluding Revaluation Reserve						80,080.62	55,595.27
19	Earnings per share (EPS) (refer note 10)
	A.	Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	15.23	10.31	5.26	32.61	42.98
	(b)	Diluted EPS before and after extraordinary items	Rs.	15.23	10.31	5.26	32.60	42.97
	B.	‘A’ Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	15.33	10.41	5.36	32.71	43.08
	(b)	Diluted EPS before and after extraordinary items	Rs.	15.33	10.41	5.36	32.70	43.07
				(Not annualised)	(Not annualised)	(Not annualised)

Segment wise Revenue, Results and Capital Employed

Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as 'Others'. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)

		Quarter ended			Year ended March 31,
		March 31,	December 31,	March 31,
Particulars		2016	2015	2015	2016	2015
		Unaudited	Unaudited	Unaudited	Audited	Audited
A.	Segment revenue :
	Total income from operations (net)
I.	Automotive and related activity
	– Tata and other brands vehicles and financing thereof	14,642.12	11,913.14	11,909.00	49,742.80	44,118.13
	– Jaguar and Land Rover	65,651.16	59,968.80	55,536.19	224,471.12	217,828.44
	Less: Intra segment eliminations	(20.21)	(14.41)	(21.46)	(75.42)	(106.84)

	– Total	80,273.07	71,867.53	67,423.73	274,138.50	261,839.73
II.	Others	792.55	762.62	751.01	2,934.82	2,747.79

	Total segment revenue	81,065.62	72,630.15	68,174.74	277,073.32	264,587.52
	Less: Inter segment revenue	(381.21)	(373.75)	(397.02)	(1,512.21)	(1,428.54)

	Net income from operations	80,684.41	72,256.40	67,777.72	275,561.11	263,158.98

B.	Segment results before other income,
	finance costs, exceptional items and tax :
I.	Automotive and related activity
	– Tata and other brands vehicles and financing thereof	1,000.68	324.52	(483.99)	2,285.75	(2,505.90)
	– Jaguar and Land Rover	5,847.22	4,596.74	4,982.76	17,100.75	28,127.33
	Less: Intra segment eliminations	—	—	—	—	—

	– Total	6,847.90	4,921.26	4,498.77	19,386.50	25,621.43
II.	Others	131.35	134.63	122.53	439.49	375.96

	Total segment results	6,979.25	5,055.89	4,621.30	19,825.99	25,997.39
	Less: Inter segment eliminations	(16.00)	(15.05)	(39.76)	(83.94)	(147.37)

	Net segment results	6,963.25	5,040.84	4,581.54	19,742.05	25,850.02
	Add/(Less) : Other income	248.63	180.62	245.17	981.72	898.74
	Add/(Less) : Finance costs	(1,255.17)	(1,091.47)	(1,894.55)	(4,623.35)	(4,861.49)
	Add/(Less) : Exceptional items	604.36	45.70	(161.15)	(2,119.55)	(184.71)

	Total profit before tax	6,561.07	4,175.69	2,771.01	13,980.87	21,702.56

			As at December 31,		As at March 31,
			2015		2016	2015
			Unaudited		Audited	Audited
C.	Capital employed (segment assets less segment liabilities) :
I.	Automotive and related activity
	– Tata and other brands vehicles and financing thereof		46,076.34		46,636.42	43,437.64
	– Jaguar and Land Rover		89,850.10		82,717.99	69,900.25
	Less: Intra segment eliminations		—		—	—

	– Total		135,926.44		129,354.41	113,337.89
II.	Others		1,694.67		1,604.95	1,463.12

	Total capital employed		137,621.11		130,959.36	114,801.01
	Less: Inter segment eliminations		(803.63)		(653.88)	(790.89)

	Net segment capital employed		136,817.48		130,305.48	114,010.12
	Add/(Less) : Unallocable assets/(liabilities) (net)		(56,523.58)		(49,522.81)	(57,748.20)

	Capital employed		80,293.90		80,782.67	56,261.92

Notes:-

1)	Statement of Consolidated Assets and Liabilities :

(Rs. in crores)

			As at March 31,
Particulars			2016	2015
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS' FUNDS
	(a)	Share capital	679.18	643.78
	(b)	Reserves and surplus	80,103.49	55,618.14

		Sub-total – Shareholders' funds	80,782.67	56,261.92

2.	MINORITY INTEREST		888.26	433.34

3.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	51,876.31	56,071.34
	(b)	Deferred tax liabilities (net)	3,166.08	1,343.20
	(c)	Other long-term liabilities	9,946.52	9,141.92
	(d)	Long-term provisions	11,817.30	15,134.27

		Sub-total – Non-current liabilities	76,806.21	81,690.73

4.	CURRENT LIABILITIES
	(a)	Short-term borrowings	11,223.63	13,140.14
	(b)	Trade payables	63,632.89	57,407.28
	(c)	Other current liabilities	27,261.82	23,688.58
	(d)	Short-term provisions	8,702.12	6,036.00

		Sub-total – Current liabilities	110,820.46	100,272.00

		TOTAL – EQUITY AND LIABILITIES	269,297.60	238,657.99

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed assets	128,850.67	112,422.59
	(b)	Goodwill (on consolidation)	4,836.52	4,696.99
	(c)	Non-current investments	1,253.15	1,240.50
	(d)	Deferred tax assets (net)	2,726.43	2,733.20
	(e)	Long-term loans and advances	13,940.82	14,948.31
	(f)	Other non-current assets	2,374.88	858.00

		Sub-total – Non-current assets	153,982.47	136,899.59

2.	CURRENT ASSETS
	(a)	Current investments	19,212.94	14,096.24
	(b)	Inventories	33,398.98	29,272.34
	(c)	Trade receivables	12,989.96	12,579.20
	(d)	Cash and bank balances	32,879.98	32,115.76
	(e)	Short-term loans and advances	14,757.51	10,746.44
	(f)	Other current assets	2,075.76	2,948.42

		Sub-total – Current assets	115,315.13	101,758.40

		TOTAL – ASSETS	269,297.60	238,657.99

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 30, 2016.

3)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.

4)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and proportionately for each jointly controlled company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.

5)	During the quarter and year ended March 31, 2016, an amount of Rs. 1,117.55 crores (net of tax) and Rs. 3,702.60 crores (net of tax), respectively, have been credited [Rs. 2,819.99 crores (net of tax) and Rs. 2,793.47 crores (net of tax) have been debited for the quarter and year ended March 31, 2015, respectively], to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of Jaguar Land Rover group in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.

6)	A provision against the carrying value of inventory of Rs. 2,493.18 crores (GBP 245 million) was recognised in the quarter ended September 30, 2015, following the assessment of the physical condition of the vehicles involved in the explosion at the port of Tianjin in China in August 2015. During quarter ended March 31, 2016 and December 31, 2015, insurance proceeds and other recoveries of Rs. 555.49 crores (GBP 58 million) and Rs. 299.30 crores (GBP 30 million), respectively have been recognised as exceptional income, partially reversing the exceptional charge recognised during the quarter ended September 30, 2015. The process for finalising ongoing insurance claims may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when paid or confirmed and have not been recognised in this period.

7)	In May 2016, an industry-wide passenger airbag safety recall was announced in the United States by National Highway Traffic System Administration (NHTSA) in respect of airbags from a supplier (Takata). Certain front-passenger airbags from Takata are installed in vehicles sold by Jaguar Land Rover Group. The Company has considered this to be an adjusting Post Balance Sheet event and has recognised an additional provision of Rs. 641.50 crores (GBP 67.4 million) for the estimated cost of repairs in the Statement of Profit and Loss for the year ended March 31, 2016. The provision is expected to be utilised over 1-4 years.

8)	During the year ended March 31, 2016, TML Holdings Pte Ltd., Singapore, a wholly owned subsidiary of the Company has refinanced existing:

(i)	Unsecured Multi currency loan of USD 600 million (USD 250 million and SGD 62.8 million maturing in November 2017 and USD 210 million and SGD 114 million maturing in November 2019) by a new syndicated loan of USD 600 million (USD 300 million maturing in October 2020 and USD 300 million maturing in October 2022). The unamortised exchange loss of Rs. 75.88 crores and borrowing cost of Rs. 47.75 crores of the Multi currency loan, has been debited to Statement of Profit and Loss during the quarter ended December 31, 2015.

(ii)	SGD 350 million 4.25% Senior notes due in May 2018 by a new syndicated loan of USD 250 million maturing in March 2020. The unamortised exchange loss of Rs. 52.15 crores and borrowing cost Rs. 15.21 crores of Senior notes has been debited to Statement of Profit and Loss during the quarter ended March 31, 2016.

9)	a)	During the year ended March 31, 2016, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs. 2 each at a premium of Rs. 448 per share, aggregating Rs. 6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs. 2 each at a premium of Rs. 269 per share, aggregating Rs. 718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

b)	Proceeds from the Rights issue have been utilised up to March 31, 2016 in the following manner:

Particulars	Planned	Actual
	(Rs. in crores)
Funding capital expenditure towards plant and machinery	500.00	500.00
Funding expenditure relating to research and product development	1,500.00	1,500.00
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	4,000.00
General corporate purposes	1,428.00	1,401.10
Issue related expenses	70.00	64.76

Total	7,498.00	7,465.86	*

*Of the above, Rs. 2.34 crores was pending withdrawal as at March 31, 2016.

10)	Basic and diluted earnings per share for the quarter and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.

11)	The Board of Directors has recommended dividend of Rs. 0.20 per Ordinary share of Rs. 2 each and Rs. 0.30 per ‘A’ Ordinary share of Rs. 2 each for the financial year 2015-16 (previous year Rs. Nil per Ordinary share of Rs. 2 each and Rs. Nil per ‘A’ Ordinary share of Rs. 2 each), subject to approval of the Shareholders. Tax on dividend distribution will be borne by the Company.

12)	Figures for the quarters ended March 31, 2016 and March 31, 2015 represent the difference between the audited figures in respect of full financial years and the unaudited figures for the nine months ended December 31, 2015 and December 31, 2014, respectively.

13)	The Statutory Auditors have carried out an audit of the results for the year ended March 31, 2016 and have issued an unmodified opinion on the same.

Tata Motors Limited

Cyrus P Mistry

Mumbai, May 30, 2016	Chairman

News Release – 4	May 30, 2016

Auditors Report (Stand Alone)

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the year ended March 31, 2016 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been prepared on the basis of the related financial statements which are in accordance with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013, as applicable and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015; and

(ii)	gives a true and fair view in conformity with the aforesaid Accounting Standards and other accounting principles generally accepted in India of the net profit and other financial information of the Company for the year ended March 31, 2016.

4.	The Statement includes the results for the Quarters ended March 31, 2016 and March 31, 2015 being the balancing figures between the audited figures in respect of the full financial year and the audited year to date figures up to the third quarter of the relevant financial year.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W- 100018)

B. P. SHROFF

Partner

(Membership No. 34382)

Mumbai, May 30, 2016

News Release – 5	May 30, 2016

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

( Rs. in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2016
				Quarter ended			Year ended
				March 31,	December 31,	March 31,	March 31,
Particulars				2016	2015	2015	2016	2015
				Audited	Audited	Audited	Audited	Audited
1	Income from operations
	(a)	Sales/Income from operations		13,709.48	10,882.32	11,804.50	46,224.85	39,120.10
		Less: Excise duty		1,249.97	992.88	1,128.31	4,276.85	3,229.60
		Net sales/Income from operations		12,459.51	9,889.44	10,676.19	41,948.00	35,890.50
	(b)	Other operating income		110.28	111.18	109.60	421.82	411.13
	Total Income from operations (net)			12,569.79	10,000.62	10,785.79	42,369.82	36,301.63
2	Expenses
	(a)	Cost of materials consumed		7,119.35	5,559.91	6,229.41	24,313.08	22,155.23
	(b)	Purchase of products for sale		1,378.21	1,211.25	1,652.74	5,259.27	5,765.24
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(8.42)	388.44	(177.17)	22.94	(878.82)
	(d)	Employee benefits expense		744.51	781.13	836.20	3,026.75	3,091.46
	(e)	Depreciation and amortisation expense		614.01	605.39	823.33	2,453.75	2,603.22
	(f)	Product development/Engineering expenses		125.36	107.27	140.29	424.61	437.47
	(g)	Other expenses		2,561.33	1,755.19	2,220.15	8,041.81	8,087.28
	(h)	Amount capitalised		(246.91)	(263.90)	(274.86)	(1,034.18)	(1,118.75)
		Total expenses		12,287.44	10,144.68	11,450.09	42,508.03	40,142.33
3	Profit/(loss) from operations before other income, finance costs and exceptional items (1 – 2)			282.35	(144.06)	(664.30)	(138.21)	(3,840.70)
4	Other income
	(a)	Profit on sale of investment in subsidiaries [refer note 4]		330.37	1.51	—	656.36	13.49
	(b)	Others [refer note 5]		129.69	473.26	83.07	1,476.56	1,867.92
5	Profit/(loss) from ordinary activities before finance costs and exceptional items (3 + 4)			742.41	330.71	(581.23)	1,994.71	(1,959.29)
6	Finance costs			343.83	345.63	470.91	1,481.11	1,611.68
7	Profit/(loss) from ordinary activities after finance costs but before exceptional items (5 – 6)			398.58	(14.92)	(1,052.14)	513.60	(3,570.97)
8	Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		28.69	25.07	21.16	91.37	320.50
	(b)	Provision for investments and costs associated with closure of operations of a subsidiary		—	—	—	97.86	—
	(c)	Employee separation cost		0.23	(0.70)	83.12	10.04	83.25
	(d)	Impairment of capitalised fixed assets		—	163.94	—	163.94	—
9	Profit/(loss) from ordinary activities before tax (7 – 8)			369.66	(203.23)	(1,156.42)	150.39	(3,974.72)
10	Tax expense/(credit) (net)			(95.33)	(2.37)	7.83	(83.84)	764.23
11	Net profit/(loss) from ordinary activities after tax (9 – 10)			464.99	(200.86)	(1,164.25)	234.23	(4,738.95)
12	Extraordinary items (net of tax expenses Rs. Nil)			—	—	—	—	—
13	Net profit/(loss) for the period (11 + 12)			464.99	(200.86)	(1,164.25)	234.23	(4,738.95)
14	Paid-up equity share capital (face value of Rs. 2 each)			679.18	679.18	643.78	679.18	643.78
15	Reserves excluding Revaluation Reserve as per balance sheet						21,666.03	14,195.94
16	Earnings per share (EPS) (refer note 7)
	A.	Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	1.35	(0.59)	(3.58)	0.68	(14.57)
	(b)	Diluted EPS before and after extraordinary items	Rs.	1.35	(0.59)	(3.58)	0.68	(14.57)
	B.	‘A’ Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	1.45	(0.59)	(3.58)	0.78	(14.57)
	(b)	Diluted EPS before and after extraordinary items	Rs.	1.45	(0.59)	(3.58)	0.78	(14.57)
				(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times) [refer note 10(a)]						0.52	(0.48)
18	Interest service coverage ratio (no. of times) [refer note 10(b)]						1.15	(3.61)
19	Debt Equity ratio [refer note 10(c)]						0.71	1.42
20	Net Worth [refer note 10(d)]						22,345.16	14,839.67
21	Capital Redemption Reserve						2.28	2.28
22	Debenture Redemption Reserve						1,042.15	1,042.15

Notes:-

1)	Statement of Standalone Assets and Liabilities :

				(Rs. in crores)
			As at March 31,
		Particulars	2016	2015
			Audited	Audited
A	EQUITY AND LIABILITIES
1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	679.18	643.78
	(b)	Reserves and surplus	21,688.90	14,218.81

		Sub-total – Shareholders’ funds	22,368.08	14,862.59

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	10,687.94	12,318.96
	(b)	Other long-term liabilities	210.12	286.80
	(c)	Long-term provisions	1,409.05	2,104.19

		Sub-total – Non-current liabilities	12,307.11	14,709.95

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	3,351.74	7,762.01
	(b)	Trade payables	8,916.60	8,852.65
	(c)	Other current liabilities	4,267.23	3,142.88
	(d)	Short-term provisions	1,215.49	613.09

		Sub-total – Current liabilities	17,751.06	20,370.63

		TOTAL – EQUITY AND LIABILITIES	52,426.25	49,943.17

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	22,244.86	21,824.02
	(b)	Non-current investments	16,975.46	16,966.95
	(c)	Long-term loans and advances	2,363.22	2,403.56
	(d)	Other non-current assets	136.80	175.67

		Sub-total – Non-current assets	41,720.34	41,370.20

2.	CURRENT ASSETS
	(a)	Current investments	1,736.00	20.22
	(b)	Inventories	4,902.20	4,802.08
	(c)	Trade receivables	1,568.46	1,114.48
	(d)	Cash and bank balances	452.08	944.75
	(e)	Short-term loans and advances	1,794.32	1,574.41
	(f)	Other current assets	252.85	117.03

		Sub-total – Current assets	10,705.91	8,572.97

		TOTAL – ASSETS	52,426.25	49,943.17

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 30, 2016.
3)	Figures for the previous periods/year have been regrouped/reclassified, wherever necessary.
4)	Profit on sale of investment in subsidiaries for the quarter and year ended March 31, 2016, includes
(a)	additional consideration of Rs. Nil and Rs. 324.48 crores, respectively from TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary towards divestment of investments in the quarter ended December 31, 2013 in a foreign subsidiary.
(b)	profit of Rs. 330.37 crores on divestment of investment in a subsidiary to Tata Motors Finance Ltd, a subsidiary.
5)	Other income for the quarter and year ended March 31, 2016, includes dividend from subsidiaries of Rs. 34.40 crores and Rs. 1,005.53 crores, respectively (Rs. 15.15 crores and Rs. 1,638.56 crores for the quarter and year ended March 31, 2015, respectively).

6)	(a)	During the year ended March 31, 2016, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs. 2 each at a premium of Rs. 448 per share, aggregating Rs. 6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs. 2 each at a premium of Rs. 269 per share, aggregating Rs. 718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.
(b)	Proceeds from the Rights issue have been utilised up to March 31, 2016 in the following manner :

Particulars	Planned	Actual
	(Rs. in crores)
Funding capital expenditure towards plant and machinery	500.00	500.00
Funding expenditure relating to research and product development	1,500.00	1,500.00
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	4,000.00
General corporate purposes	1,428.00	1,401.10
Issue related expenses	70.00	64.76

Total	7,498.00	7,465.86	*

* Of the above Rs. 2.34 crores was pending withdrawal as at March 31, 2016.

7)	Basic and diluted earnings per share for quarter and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.
8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting are considered to constitute one single primary segment.
9)	The listed Non-Convertible Debentures of the Company aggregating to Rs. 700 crores as at March 31, 2016 are secured by way of charge on the Company’s certain properties and assets, both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.
10)	Formulae for calculation of ratios are as follows:
(a)	Debt Service Coverage Ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the year)
(b)	Interest Service Coverage Ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans

For the purpose of calculation in 10 (a) and 10 (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity
(d)	Net Worth = Share Capital + Reserve and Surplus (excluding Revaluation Reserve and Amalgamation Reserve).
11)	Figures for the quarters ended March 31, 2016 and 2015 represent the difference between the audited figures in respect of the full financial years and the audited figures for the nine-months ended December 31, 2015 and 2014, respectively.
12)	The Board of Directors has recommended dividend of Rs. 0.20 per Ordinary share of Rs. 2 each and Rs. 0.30 per ‘A’ Ordinary share of Rs. 2 each for the financial year 2015-16 (previous year Rs. Nil per Ordinary share of Rs. 2 each and Rs. Nil per ‘A’ Ordinary share of Rs. 2 each), subject to approval of the Shareholders. Tax on dividend distribution will be borne by the Company.
13)	The Statutory Auditors have carried out an audit of the above results and have issued an unmodified opinion on the same.

Tata Motors Limited

Cyrus P Mistry
Mumbai, May 30, 2016	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.